Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403

June 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Attn:  Donald Field
100 F Street, NE
Washington, D.C.  20549

RE:	Modine Manufacturing Company Registration Statement on Form S-3 File No. 333-218621

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Modine Manufacturing Company (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on June 26, 2017, or as soon thereafter as is practicable.

We ask that you please contact the Company’s outside counsel, C.J. Wauters, at (414) 287-9663, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

Very truly yours,

MODINE MANUFACTURING COMPANY

/s/ Margaret C. Kelsey
Margaret C. Kelsey
Vice President, Legal and Corporate
Communications, General Counsel & Secretary

CC:	C.J. Wauters